# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 07/11/2025
Filed by CIK 0002011156
Persons authorized to receive notices and communications: Fung Ching Wong, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman, Cayman Islands (E9), KY1-1112, 1 5603646852

## Reporting persons
- Fung Ching Wong (CIK 0002011156): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,836,010; sole dispositive power 0; shared dispositive power 9,836,010; aggregate amount beneficially owned 9,836,010 (23.9% of the class)
  Comment: Notes in relation to Items 8, 10 and 11: This reflects the 10-for-1 share consolidation effective October 1, 2024 (the "Share Consolidation"), whereby the 98,360,094 ordinary shares, par value $0.00002 per share of the Issuer (as defined below) reported in the original Schedule 13D were consolidated into 9,836,010 Ordinary Shares (as defined below). Ms. Fung Ching Wong ("Ms. Wong") currently exercises voting and dispositive control over the Ordinary Shares registered in the names of Apex Prospect Limited ("Apex"). Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.
  
  Notes in relation to Item 13: This percentage is calculated based on 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025, which is provided by the Issuer to the Reporting Persons (as defined below). The increase in the total number of issued shares is a result of a private placement financing announced by the Issuer on July 8, 2025.
- Apex Prospect Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 9,836,010; sole dispositive power 0; shared dispositive power 9,836,010; aggregate amount beneficially owned 9,836,010 (23.9% of the class)
  Comment: Notes in relation to Items 8, 10 and 11: This reflects the 10-for-1 Share Consolidation effective October 1, 2024, whereby the 98,360,094 ordinary shares, par value $0.00002 per share of the Issuer reported in the original Schedule 13D were consolidated into 9,836,010 Ordinary Shares. Ms. Wong currently exercises voting and dispositive control over the Ordinary Shares registered in the names of Apex. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares.
  
  Notes in relation to Item 13: This percentage is calculated based on 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025, which is provided by the Issuer to the Reporting Persons (as defined below). The increase in the total number of issued shares is a result of a private placement financing announced by the Issuer on July 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, China (F4), 102629
Comment:
This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2024 (the "Original Schedule 13D"), by Fung Ching Wong and Apex Prospect Limited (the "Reporting Persons"), with respect to the ordinary shares of LakeShore Biopharma Co., Ltd (formerly known as YS Biopharma Co., Ltd.) (the "Issuer").

Capitalized terms used herein without definition shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following information:

This Amendment No. 1 is being filed to report a material decrease in the Reporting Persons' percentage of beneficial ownership of the Issuer's Ordinary Shares. This decrease resulted solely from an increase in the total number of the Issuer's issued Ordinary Shares following a private placement transaction announced by the Issuer on July 8, 2025. The Reporting Persons have not sold or otherwise disposed of any of the Ordinary Shares they beneficially own.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of July 11, 2025, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 9,836,010 Ordinary Shares, which represents approximately 23.9% of the Issuer's issued and outstanding Ordinary Shares.

The number of Ordinary Shares reported as beneficially owned reflects the 10-for-1 Share Consolidation undertaken by the Issuer, effective October 1, 2024. Pursuant to the Share Consolidation, the 98,360,094 Ordinary Shares previously reported as beneficially owned by the Reporting Persons were consolidated into 9,836,010 Ordinary Shares.

The percentage of beneficial ownership is based on 41,212,693 Ordinary Shares issued and outstanding as of July 11, 2025, which figure is provided by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, the 9,836,010 Ordinary Shares reported herein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction during the past 60 days in any Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated July 15, 2025, among the Reporting Persons.

## Signatures
- Fung Ching Wong: /s/ Fung Ching Wong, Fung Ching Wong (07/15/2025)
- Apex Prospect Limited: /s/ Fung Ching Wong, Fung Ching Wong, Director (07/15/2025)